UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-313
THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

(Full title of the plan)
THE LAMSON & SESSIONS CO., 25701 Science Park Drive, Cleveland, Ohio 44122

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE LAMSON & SESSIONS CO.
DEFERRED SAVINGS PLAN
Financial Statements
December 31, 2006 and 2005
CIUNI & PANICHI, INC.

Certified Public Accountants

The Lamson & Sessions Co. Deferred Savings Plan
Financial Statements
December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
The Lamson & Sessions Co.
We have audited the accompanying statements of net assets available for benefits of The Lamson & Sessions Co. (the “Company”) Deferred Savings Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 2006 and 2005 and changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2006 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ciuni & Panichi, Inc.
Cleveland, Ohio
June 5, 2007

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2006	2005

ASSETS

CASH AND CASH EQUIVALENTS	$161,855	$192,783

INVESTMENTS, AT FAIR VALUE:
Common/collective trust fund	9,377,302	8,739,015
Registered investment companies	44,328,367	35,847,786
Lamson & Sessions Company stock	7,559,295	7,850,325

	61,264,964	52,437,126

INVESTMENTS, AT ESTIMATED FAIR VALUE:
Participant loans	972,235	798,869

RECEIVABLES:
Employer’s contribution	833,726	911,380
Other	24,541	26,563

	858,267	937,943

Total Assets	63,257,321	54,366,721

LIABILITIES

Accounts payable	128,643	193,532

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	63,128,678	54,173,189

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	204,609	135,585

NET ASSETS AVAILABLE FOR BENEFITS	$63,333,287	$54,308,774

The accompanying notes are an integral part of these financial statements.

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31,	2006	2005

Additions to Net Assets Attributable To:
Investment income
Interest and dividends	$2,738,384	$1,351,982
Net appreciation in fair value of investments	3,834,029	9,154,719

	6,572,413	10,506,701

Contributions
Employee salary deferrals	2,908,478	2,499,207
Employer matching and profit sharing	2,196,081	2,096,534
Rollover contributions	31,663	373,533

	5,136,222	4,969,274

Total additions	11,708,635	15,475,975

Deductions from Net Assets Attributable To:
Benefits paid to participants	2,680,703	2,752,403
Other	3,419	1,479

Total deductions	2,684,122	2,753,882

Net increase in net assets	9,024,513	12,722,093

Net Assets Available for Benefits:
Beginning of year	54,308,774	41,586,681

End of year	$63,333,287	$54,308,774

The accompanying notes are an integral part of these financial statements.

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006 and 2005
NOTE A — DESCRIPTION OF PLAN
The following description of The Lamson & Sessions Co. (the “Company”) Deferred Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
1.	General
The Plan is a defined contribution plan covering substantially all employees of the Company. Effective January 1, 2006 employees are eligible to join the Plan immediately upon hire and will be automatically enrolled in the Plan the first quarter following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Company is the Plan’s administrator. The 401(k) Company is the Plan’s record keeper. Effective July 1, 2005, Nationwide Trust Company became the Plan’s trustee. The Plan’s custodians are the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation and the individual registered investment companies.
2.	Contributions
Each year, participants contribute 1% to 100% of their eligible compensation (pre-tax contributions), as defined in the Plan. The Company contributes a matching contribution equal to 50% of the participant’s contribution, not to exceed 6% of the participant’s compensation for any plan year.
For each salaried participant for whom a salary reduction contribution has been made, the employer shall also contribute an additional matching contribution equal to 25% of such salary reduction contribution, up to the first 6% of the participant’s contribution. This additional contribution is required to be contributed or initially invested in the Lamson & Sessions Stock Fund. Immediately following such contribution or initial investment in stock, the participant shall have the ongoing option to redirect the investment of such matching contributions among the investment options available under the Plan.

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006 and 2005
NOTE A — DESCRIPTION OF PLAN — Continued
2.	Contributions — Continued
In addition, the Company can make discretionary matching contributions. Based on the Company’s annual financial performance, the Company may make an additional matching contribution. This additional matching contribution, if any, will be a percentage as determined by the Board of Directors or its delegate and is initially invested in Lamson & Sessions stock. Participants are also eligible to receive an additional discretionary matching contribution if they were employed with the Company on the last day of the Plan year for which the contribution is made and they have completed one year of service during the Plan year.
3.	Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, allocations of the Company’s contributions and earnings on those contributions. Forfeitures due to the distribution of a participant’s account before the participant has become fully vested reduce subsequent Company contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
4.	Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on Years of Service as defined by Plan provisions. A participant is fully vested after five years.

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006 and 2005
NOTE A — DESCRIPTION OF PLAN — Continued
5.	Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested balance in all their accounts reduced by their highest outstanding loan balance within the twelve (12) preceding months. A loan must be repaid through payroll withholding, the repayments must be periodic, and the term must not exceed five (5) years unless the proceeds are used to acquire a home. Such loans can be repaid over a maximum of fifteen (15) years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator on the date the loan is made. Interest rates currently charged on outstanding balances range from 6.21 percent to 10.66 percent.
6.	Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in annual installments. Withdrawals from a participant’s account may be made prior to termination, subject to certain restrictions as defined by the Plan.
7.	Plan Expenses
The Lamson & Sessions Co. absorbs substantially all costs to administer the Plan.
8.	Forfeitures
Forfeited non-vested accounts are used to reduce employer contributions. At December 31, 2006 and 2005, the amount of forfeited non-vested accounts was $98,278 and $59,162, respectively.

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006 and 2005
NOTE B — SUMMARY OF ACCOUNTING POLICIES
1.	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value except for participant loans and life insurance contracts. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at their outstanding principal balance, which approximates fair value. Life insurance contracts are valued at cash surrender value.
Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded when received.
2.	Payment of Benefits
Benefits are recorded when paid.
3.	Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006 and 2005
NOTE B — SUMMARY OF ACCOUNTING POLICIES — Continued
4.	Cash and Cash Equivalents
The Plan considers all highly liquid investments, with original maturities of three months or less to be cash equivalents. The Plan maintains its cash accounts at national financial institutions. The balances, at times, may exceed federally insured limits.
5.	Reclassification
Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006 and 2005
NOTE C — INVESTMENTS
The following presents investments at December 31, 2006 and 2005 that represent 5% or more of the Plan’s net assets.

	2006	2005

Bond Fund of America	$5,536,953	$4,879,180
EuroPacific Growth Fund	5,124,030	3,977,547
Stable Value Fund	9,377,302	8,739,015
Fundamental Investors	11,301,592	9,549,290
Lamson & Sessions Company Stock Fund	7,559,295	7,850,325
American Beacon Fund — Small Cap	4,289,113	3,825,474
Phoenix-Duff & Phelps Real Estate Fund	3,874,711	2,670,197	**
T Rowe Price — Blue Chip Growth	7,827,914	5,889,878

**	Does not represent five percent or more of the Plan net assets at December 31.
During 2006 and 2005, the Plan’s investments, including investments bought, sold and held during the year, appreciated in value by $3,834,029 and $9,154,719 respectively, as follows:

	2006	2005

Registered investment companies at fair value as determined by quoted market prices.	$3,948,791	$2,323,036

The Lamson & Sessions Co. stock at fair value as determined by quoted market prices.	(114,762)	6,831,683

	$3,834,029	$9,154,719

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006 and 2005
NOTE D — TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated May 7, 2002, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and Plan’s tax counsel believe the Plan is designed and is currently operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE E — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100% vested in their accounts.
NOTE F — RELATED PARTY TRANSACTIONS
The Lamson & Sessions Stock Fund invests in Lamson & Sessions Co. common stock, which is traded on the New York Stock Exchange under the symbol LMS. The fund maintains short-term cash sufficient to meet its estimated daily cash needs. The fund purchases shares of Lamson & Sessions Co. common stock on the open market at open market prices. Transactions in the fund qualify as permitted party-in-interest transactions.

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006 and 2005
NOTE G — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
NOTE H — AMENDMENT
The Plan was amended effective January 1, 2006 to be in compliance with IRC sections 401(k) and 401(m) final regulations.

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006 and 2005
NOTE I — RECONCILIATON OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005

Net assets available for benefits per the financial statements	$63,333,287	$54,308,774

Adjustment to contract value for fully benefit-responsive investment contracts	(204,609)	—

Amounts allocated to withdrawing participants	(18,870)	(7,448)

Net assets available for benefits per the Form 5500	$63,109,808	$54,301,326

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2006 and 2005 to Form 5500:

	2006	2005

Net increase in net assets available for benefits	$9,024,513	$12,722,093

Less: Adjustment from fair value to contract value	(204,609)	—

Less: Amounts allocated to withdrawing participants at end of year	(18,870)	(7,448)

Add: Amount allocated to withdrawing participants at beginning of year	7,448	82,984

Net increase in net assets per Form 5500	$8,808,482	$12,797,629

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date. In addition, Form 5500 requires investment contracts to be reported at fair value.

SUPPLEMENTAL INFORMATION

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) EIN: 34-0349210 PLAN: 028

December 31, 2006

Column A	Column B	Column C	Column E
	IDENTITY OF ISSUE,
	BORROWER, LESSOR OR	DESCRIPTION OF	CURRENT
	SIMILAR PARTY	INVESTMENT[1]	VALUE

	American Funds	Bond Fund of America	$5,536,953
		EuroPacific Growth Fund	5,124,030
		Fundamental Investors	11,301,592
	Oppenheimer	Developing Markets Fund	2,191,896
	American Beacon	Small Cap Value Fund	4,289,113
	Pioneer	Oak Ridge Small Cap Growth	1,193,204
	Phoenix-Duff & Phelps	Real Estate Securities	3,874,711
	T Rowe Price	Blue Chip Growth	7,827,914
	Lord Abbett	Developing Growth A	1,027,836
	Invesco	Stable Value Fund	9,377,302
	MFS	International New Discovery Fund	1,961,118
*	Lamson & Sessions	Stock Fund	7,559,295

			61,264,964
*	Participant Loans	Participant loans with various rates of interest from 6.21% to 10.66% and various maturity dates through 2019, cost $0	972,235
		Cash and cash equivalents	161,855

			$62,399,054

*	Party-In-Interest

[1]	Including maturity date, rate of interest, collateral, par or maturity value, where applicable.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
Date: June 7, 2007	By:	/s/ James J. Abel
James J. Abel
Plan Administrator

EXHIBIT INDEX

EXHIBIT	EXHIBIT
NUMBER	DESCRIPTION

23	Consent of Ciuni & Panichi, Inc.